Exhibit 99.1

YM BIOSCIENCES REPORTS THIRD QUARTER 2006 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - May 12, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today reported operational and financial results for the third quarter of fiscal 2006, ended March 31, 2006.

“With multiple clinical trials ongoing for our three late-stage products, tesmilifene, nimotuzumab, and AeroLEF™, it is an exciting, active time at YM with numerous milestone events ahead. For tesmilifene, several early analyses of data from the ongoing pivotal trial will precede the conclusion of the trial which is expected in the first half of 2007. If any of these early analyses produces suitably positive results we will be in position to submit our lead drug, which received fast track designation during the quarter, for FDA approval,” said David Allan, Chairman and CEO of YM BioSciences. “The acquisition of Eximias will enable YM to transform into a more fully integrated cancer company with the capability and flexibility to bring our well-advanced products to market. It will ensure YM is well positioned for the prospect of the success of tesmilifene without having to rely solely on a partner for manufacturing and marketing.”

Highlights:
•	Received FDA Fast Track designation for tesmilifene in advanced breast cancer.
•
Entered into a collaborative agreement with Sanofi-Aventis to investigate the effect of combining tesmilifene and Taxotere® (docetaxel) for the treatment of women with rapidly progressing metastatic breast cancer. Enrolment is targeted for completion in calendar Q3, 2006.

•
Enrolled the first patient in YM’s multi-center Phase I/II Non-Small-Cell Lung Cancer (NSCLC) trial of nimotuzumab, our humanized anti-EGFr monoclonal antibody. YM expects to complete recruitment for the NSCLC trial in late 2007 or early 2008.

•	YM BioSciences partner, Oncoscience AG, commenced patient treatment in a Phase III trial in Germany with nimotuzumab. Oncoscience expects the trial should be completed in the first half of 2007.
•	Initiated a Phase IIb trial for AeroLEF™. The trial is expected to report preliminary results within the first half of calendar 2006.
•	Raised US $40 million through a “registered direct” offering of common shares.
•	Announced its acquisition of Eximias Pharmaceutical Corporation.

Financial Results
Total revenue for the quarter ended March 31, 2006 was $684,456 compared to $203,108 for the same period last year. Total revenue for the first nine months of the 2006 fiscal year was $1,476,693 compared to $1,193,106 for the corresponding nine-month period last year. Revenue consisted of revenue generated from out-licensing agreements and interest income.

Total expenditures for the quarter ended March 31, 2006 were $6,558,668 compared to $4,483,146 for the same period last year. Total expenditures for the first nine months of the 2006 fiscal year were $18,827,093 compared to $10,443,903 for the first nine months of the corresponding period last year.

General and Administrative expenses for the third quarter were $1,876,575 and for the first nine months were $4,558,347 compared to $1,486,357 and $4,003,648, respectively, for the same periods in the prior year. Licensing and Product Development expenses for the third quarter were $4,682,093 and for the first nine months were $14,268,746 compared to $2,996,789 and $6,440,255, respectively, for the same periods in the prior year. Expenditure increases were due primarily to the rapid progression of the tesmilifene Phase III clinical trial and the inclusion of costs associated with the development of the AeroLEF™ technology.

Net loss for the third quarter was $5,772,479 and for the year to date was $17,232,617 compared to $4,277,762 and $9,376,625 respectively for the same periods last year.

As at March 31, 2006 the Company had cash and short-term deposits totaling $63,407,634 and current liabilities of $3,686,028 compared to $30,568,845 and $3,825,615 respectively at June 30, 2005.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications and AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, and owns a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	June 30,
	2006	2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 4)	$11,301,848	$686,373
Short-term deposits (note 4)	52,105,786	29,882,472
Marketable securities	4,834	4,834
Accounts receivable and prepaid expenses	1,362,866	1,751,373
	64,775,334	32,325,052

Capital assets	236,929	226,698

Acquired technologies	6,450,339	5,648,141

	$71,462,602	$38,199,891

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,917,939	$2,995,457
Accrued liabilities	866,089	830,158
	3,784,028	3,825,615

Deferred revenue	1,767,146	534,157

Shareholders' equity:
Share capital (note 7)	136,435,893	87,487,802
Share purchase warrants	4,864,165	5,313,283
Contributed surplus	2,595,881	1,790,928
Deficit accumulated during the development stage	(77,984,511)	(60,751,894)
	65,911,428	33,840,119

Basis of presentation (note 1)
Commitments (note 6)
Subsequent event (note 8)

	$71,462,602	$38,199,891

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Out-licensing revenue (note 5)	$498,861	$34,461	$966,611	$696,327	$1,714,631
Interest income	185,595	168,647	510,082	496,779	4,002,373
	684,456	203,108	1,476,693	1,193,106	5,717,004

Expenses:
General and administrative	1,876,575	1,486,357	4,558,347	4,003,648	25,706,076
Licensing and product development	4,682,093	2,996,789	14,268,746	6,440,255	56,127,083
	6,558,668	4,483,146	18,827,093	10,443,903	81,833,159

Loss before the undernoted	(5,874,212)	(4,280,038)	(17,350,400)	(9,250,797)	(76,116,155)

Gain (loss) on sale of marketable securities	-	(2,139)	-	(2,139)	638,332

Unrealized loss on marketable securities	-	-	-	-	(1,827,038)

Unrealized gain (loss) on foreign exchange	101,733	4,415	117,783	(123,689)	117,783

Loss before income taxes	(5,772,479)	(4,277,762)	(17,232,617)	(9,376,625)	(77,187,078)

Income taxes	-	-	-	-	7,300

Loss for the period	$(5,772,479)	$(4,277,762)	$(17,232,617)	$(9,376,625)	$(77,194,378)

Basic and diluted loss per common share	$(0.13)	$(0.12)	$(0.42)	$(0.28)

Weighted average number of common shares outstanding, excluding common shares held in escrow for contingent additional payment related to the Delex acquisition (note 3)	44,009,338	35,058,608	40,613,971	32,942,273

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Deficit, beginning of period	$(72,212,032)	$(49,991,462)	$(60,751,894)	$(44,319,267)	$-

Cost of purchasing shares for cancellation in excess of book value	-	-	-	(573,332)	(790,133)

Loss for the period	(5,772,479)	(4,277,762)	(17,232,617)	(9,376,625)	(77,194,378)

Deficit, end of period	$(77,984,511)	$(54,269,224)	$(77,984,511)	$(54,269,224)	$(77,984,511)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(5,772,479)	$(4,277,762)	$(17,232,617)	$(9,376,625)	$(77,194,378)
Items not involving cash:
Amortization of capital assets	16,151	1,010	41,320	2,730	311,985
Amortization of acquired technology	263,715	-	760,086	-	897,846
Gain on sale of marketable securities	-	2,139	-	2,139	(638,332)
Unrealized loss on marketable securities	-	-	-	-	1,827,038
Stock-based employee compensation (note 2)	644,676	170,605	1,195,417	516,760	3,043,567
Stock-based consideration	-	192,750	100,000	192,750	292,750
Warrants-based consideration	54,775	-	54,775	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	442,277	108,171	388,507	326,256	(443,247)
Accounts payable, accrued liabilities and deferred revenue	1,417,075	790,478	1,093,402	440,166	4,653,328
	(2,933,810)	(3,012,609)	(13,599,110)	(7,895,824)	(67,194,668)

Financing activities:
Issuance of common shares on exercise of warrants	2,912,559	312,965	3,098,474	312,965	3,753,226
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	42,622,618	-	42,622,618	18,972,307	123,276,729
Issuance of common shares on exercise of options	546,108	-	768,358	91,067	2,422,052
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	(779,909)	(1,029,679)
	46,081,285	312,965	46,489,450	18,596,430	124,322,531

Investing activities:
Purchase short-term deposits, net	(52,105,786)	(30,031,371)	(22,223,314)	(15,137,420)	(52,105,786)
Proceeds on sale of marketable securities	-	-	-	-	1,402,239
Additions to capital assets	(40,833)	(4,687)	(51,551)	(7,391)	(348,915)
	(52,146,619)	(30,036,058)	(22,274,865)	(15,144,811)	(51,052,462)

Increase (decrease) in cash and cash equivalents	(8,999,144)	(32,735,702)	10,615,475	(4,444,205)	6,075,401

Cash assumed on purchase of Delex	-	-	-	-	5,226,447

Cash and cash equivalents, beginning of period	20,300,992	33,785,404	686,373	5,493,907	-

Cash and cash equivalents, end of period	$11,301,848	$1,049,702	$11,301,848	$1,049,702	$11,301,848

Supplemental cash flow information:
Non-cash items:
Issuance of shares on Delex acquisition (note 3)	$-	$-	$1,464,284	$-	$11,326,981
Issuance of 26,316 common shares in exchange for licensed patents (note 6)	-	-	100,000	-	100,000